STRUCTURED INVESTMENTS

Enhance Yield: RevCons	Free Writing Prospectus Registration Statement No. 333-131266 Dated July 11, 2007 Filed Pursuant to Rule 433

INTRODUCTION TO REVCONS

STRATEGY OVERVIEW

OUTCOMES AT MATURITY

FREQUENTLY ASKED QUESTIONS

RISK CONSIDERATIONS

RevCons: Overview

RevCons (reverse convertibles) are relatively short-term yield enhancement strategies that offer high, fixed monthly coupons.

Investors willing to consider investments without principal protection can use RevCons as alternatives to direct investments in single stocks. RevCons investors forgo potential stock price appreciation in exchange for fixed coupons, which they receive regardless of the stock’s performance.

RevCons combine characteristics associated with traditional debt and equity investments to provide single stock exposure with a unique risk/return profile. RevCons offer higher coupons than traditional corporate bonds in exchange for the risk of principal loss. Yet, unlike traditional stock positions, RevCons offer a feature called contingent protection, which guards against depreciation at maturity provided that the stock has never closed at or below a predetermined trigger price.

Typically, RevCons provide 8–15% per annum coupons and their trigger prices are set 15–30% below the initial stock price.

KEY FEATURES

•      Fixed Monthly Coupons
RevCons offer relatively high fixed coupons compared to traditional bonds

•      Contingent Protection
RevCons are not principal protected; however, the investor is protected against a decrease in the underlying stock so long as the stock price never closes at  or below a specified trigger price during the investment term

•      Relatively Short-term
RevCons are typically designed with 12-month maturities or less

Strategy Overview

HOW THEY WORK

At maturity, RevCons redeem for shares of stock if, at any point during the investment term, the stock has closed at or below the trigger price and closes below the start price at maturity. if shares are delivered, their combined value will be less than the initial investment, and potentially could be zero. However, if the stock price recovers to or above the start price at maturity, the investor will receive a cash amount equal to the initial investment instead of shares of stock.

If the stock has never traded to or below the trigger price, the RevCons will return the stated principal amount in cash at maturity even if the underlying stock has depreciated.

The coupon is paid regardless of the performance of the stock.

SAMPLE TERMS

Issue Price	$1000
Underlying	XYZ Stock
Stock Start Price	$100
Maturity	12 Months
Coupon	10% per annum, paid monthly
Trigger Price	25% below the stock start price ($75)
Exchange Ratio	10 Shares of XYZ Stock

Outcomes at maturity

The following scenarios show sample total returns for RevCons based on hypothetical stock performance.
RevCons pay the fixed coupon in all scenarios.

SCENARIO 1:  The stock ends at or above its start price and never closed at or below the trigger price

The RevCons will redeem for the full principal amount, but will not deliver any of the stock appreciation.

RevCons	+10% (10% Coupon + 100% of Principal)
Stock	+15%

SCENARIO 2:  The stock ends at or above its start price and closed at or below the trigger price

Although the RevCons have triggered, the stock has recovered to or above its start price. Therefore, the RevCons will redeem for the full principal amount at maturity.

RevCons	+10% (10% Coupon + 100% of Principal)
Stock	+5%

SCENARIO 3:  The stock ends below its start price but never closed at or below the trigger price

Although the stock has depreciated, the RevCons will redeem for the full principal amount because the stock never triggered.

RevCons	+10% (10% Coupon + 100% of Principal)
Stock	-15%

SCENARIO 4:  The stock ends below its start price and closed at or below the trigger price

The RevCons will redeem for a fixed number of shares whose value will be less than the full principal amount. However, the coupon will act as a buffer.

RevCons	–10% (10% Coupon + 80% of Principal)
Stock	-20%

These examples are based on hypothetical outcomes for illustrative purposes only and do not represent any specific investment and do not cover the complete range of possible payouts at maturity.

Frequently Asked Questions

Who should consider investing in RevCons?
Investors who would prefer an income-generating alternative to direct stock ownership and who are comfortable with the risk of potential principal loss may consider investing in RevCons. Potential investors also include those who would like to diversify an investment portfolio and/or potentially enhance the yield of a traditional portfolio.

How and when are the coupons paid?
RevCons pay monthly cash coupons. The coupons are paid regardless of the performance of the stock.

How is the coupon determined?
The rate of the coupon is fixed on the pricing date and will not vary. The rate primarily depends upon the volatility of the stock and cost of providing contingent protection at the time of pricing. typically, this rate will be greater than the yield of a comparable bond and also greater than the stock’s dividends.

Will I receive the dividends from the underlying stock?
You will not receive any dividends that may be paid by the stock during the term of the investment. However, the expected dividend yield of the stock is taken into account in calculating the coupon rate. Generally, the higher the expected dividend yield of the stock at pricing, the higher the fixed coupon rate will be. You will not have any voting or other rights with respect to the stock.

Are RevCons principal protected at maturity?
RevCons are not principal protected; they offer only contingent protection of your initial investment. if the stock has closed at or below the trigger price and at maturity ends below its starting price, you will receive shares of the stock worth less than your initial investment and possibly worth significantly less or zero.

If the stock never trades at or below the trigger price, what will I receive at maturity?
If the stock price never closes at or below the trigger price, the investment will redeem for par (the full principal amount) at maturity and you will be protected from a decline in the price of the stock.

If the stock has traded down to or below the trigger price, what will I receive at maturity?
In this scenario, there are two potential outcomes. if the stock closes at or below the trigger price and at maturity recovers to or above its start price, the RevCons will redeem for par (the full principal amount). However, if the stock does not recover to the initial level, the RevCons will redeem for shares of the stock whose combined value will be less than the principal amount, and potentially could be zero.

Will I participate in any potential stock appreciation?
No. in exchange for the fixed coupon, which is paid regardless of stock performance, RevCons investors forgo participation in any potential stock appreciation. if the stock is higher than its start price at maturity, the RevCons will redeem for par (100% of principal). Thus, the maximum return at maturity is equal to the coupon yield.

What are some of the risks when investing in RevCons?
The primary risk is that should the stock close at or below the trigger price, the investment may redeem for an amount less than par.

Will the securities be listed?
RevCons will not be listed on any stock exchange.

Will there be a secondary market?
Morgan Stanley intends to maintain a daily secondary market in the RevCons from trade date until maturity but is not obligated to do so. Nevertheless, secondary trading may be limited and you should be willing to hold your RevCons to maturity. As noted above, the RevCons will not be listed on any stock exchange.

If I choose to sell RevCons prior to maturity, will I get my principal back?
RevCons are intended for investors who plan to hold them until maturity. If you choose to sell the RevCons prior to maturity, you may receive an amount less than the amount you would have received had you held the RevCons to maturity. This is true even if the stock has not closed at or below the trigger price, because the benefits of contingent protection are only available at maturity.

Selected Risk Considerations

No Guaranteed Return of Principal.  The payment to investors at maturity will either be (i) cash equal to the principal amount of each RevCons or (ii) a number of shares of the underlying common stock worth less than the principal amount, if the trading price of the underlying common stock closes at or below the trigger price over the term of the RevCons and is less than the start price at maturity. If investors receive shares of the underlying common stock at maturity in exchange for each RevCons, the value of those shares will be less than the principal amount of each RevCons and could be zero.

Investors will not Participate in any Appreciation in the Value of the Underlying Stock.  Investors will not participate in any appreciation in the price of the underlying Stock, and the return on the RevCons will be limited to the coupon payable on the RevCons.

No Affiliation with the Issuer of the Underlying Common Stock.  The underlying company for any RevCons is not an affiliate of the Issuer and is not involved with the offering of any RevCons in any way, and has no obligation to consider the interests of investors in taking any corporate actions that might affect the value of the RevCons. Neither the Issuer of the RevCons nor the underwriter has made any due diligence inquiry with respect to the underlying company in connection with any offering.

Limited Antidilution Adjustments.  Although the calculation agent will adjust the amount payable at maturity for certain corporate events affecting the underlying common stock, there may be other corporate events (such as partial tender or exchange offers) for which adjustments will not be made to the RevCons. If an event occurs that does not require the calculation agent to adjust the amount of the underlying common stock per RevCons, the market price of the RevCons may be materially and adversely affected.

Maturity Date of the RevCons may be Accelerated.  The maturity of the RevCons will be accelerated if (i) the closing price of the underlying common stock on any two consecutive trading days is less than $2.00 or (ii) there is an event of default with respect to the RevCons. The amount payable to the investor will differ depending on the reason for the acceleration and may be substantially less than the principal amount of the RevCons.

An Investment in Morgan Stanley Investments involves risks.  These Risks can include, but are not limited to:
  Fluctuations in the price, level or yield of underlying instruments, interest rates, currency values and credit quality

  Substantial loss of principal

  Limits on participation in potential appreciation of the underlying instrument

  Limited liquidity

  Morgan Stanley credit risk

  Conflicts of interest
Clients should carefully read the detailed explanation of risks, together with other information in the relevant offering materials, including but not limited to information concerning the tax treatment of the investment, before investing in any Morgan Stanley Structured Investments.

Morgan Stanley has filed a registration statement (including a prospectus), and will file a pricing supplement, with the SEC for any offering to which this communication relates. Before you invest in any offering, you should read the prospectus in that registration statement, the applicable pricing supplement and other documents Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and that offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in any offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

This material was prepared by sales, trading or other non-research personnel of Morgan Stanley & Co. Incorporated (together with its affiliates, hereinafter “Morgan Stanley”). This material was not produced by a Morgan Stanley research analyst. These views may differ from those of the Morgan Stanley fixed income or equity research department or others in the firm.

An investment in Morgan Stanley Structured Investments may not be suitable for all investors. These investments involve risks. The appropriateness of a particular investment or strategy will depend on an investor’s individual circumstances and objectives. This material does not provide individually tailored investment advice or offer tax, regulatory, accounting or legal advice. This material was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

“RevCons” is the service mark of Morgan Stanley.

This material is not for distribution outside the United States of America.

Investments and services are offered through Morgan Stanley & Co. Incorporated, member SIPC.© 2007

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